                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 7)(1)


                            PRICE LEGACY CORPORATION
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0004 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74144P502
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JAMES F. CAHILL
                               THE PRICE GROUP LLC
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 MARCH 12, 2004
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)



-----------------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 2 OF 11 PAGES


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         The Price Group LLC
         52-2255962

--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                     (a) [_]
                                                                      (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
4
         WC, OO
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                   [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            3,224,614 (See Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8

          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            3,224,614 (See Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10

--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         3,224,614  (See Item 5)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         8.9%  (See Item 5)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         OO - Limited Liability Company
--------------------------------------------------------------------------------

                     * See instructions before filling out!

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CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 3 OF 11 PAGES


               This Amendment No. 7 to Schedule 13D relates to the common stock, par value $0.0004 per share, of Price Legacy Corporation ("Price Legacy Common Stock"), a Maryland corporation ("Price Legacy"), and further amends the
Schedule 13D, filed by The Price Group LLC, a California limited liability company (the "Price Group"), with the Securities and Exchange Commission (the "SEC") on September 28, 2001 (the "Original 13D"), as amended by Amendment No. 1 thereto, filed by the Price Group with the SEC on October 19, 2001, Amendment No. 2 thereto, filed by the Price Group with the SEC on September 11, 2003 (the "Second Amendment"), Amendment No. 3 thereto, filed by the Price Group with the SEC on September 29, 2003, Amendment No. 4 thereto, filed by the Price Group with the SEC on November 26, 2003, Amendment No. 5 thereto, filed by the Price Group with the SEC on December 30, 2003, and Amendment No. 6 thereto, filed by the Price Group with the SEC on January 8, 2004 (the Original 13D, as so amended, being the "Schedule 13D"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 2.   IDENTITY AND BACKGROUND.

Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

       (c) The principal business of the Price Group is real estate and investment. The principal occupation of Mr. S. Price is self-employed investor and manager of The Price Group LLC, a California limited liability company (the "Price Group"). The principal occupation of Mr. R. Price is interim Chief Executive Officer of PriceSmart, Inc., a Delaware corporation. Mr. R. Price also is a manager of the Price Group. The principal occupation of each of Mr. Cahill, Mr. Galinson, Ms. Hillan, and Mr. Satz is manager of the Price Group. The principal occupation of Mr. McGrory is Chief Executive Officer of Price Legacy. Mr. McGrory is also a manager of the Price Group.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to add the following information:

     On March 12, 2004, Price Legacy engaged in a recapitalization of its capital structure (the "Recapitalization"). The Recapitalization included, among other things, (i) a 1-for-4 reverse stock split of the Price Legacy Common Stock (the "Reverse Stock Split"), (ii) the consummation of an exchange offer by Price Legacy for holders of the 8-3/4% Series A Cumulative Redeemable Preferred Stock of Price Legacy ("Series A Preferred Stock") to exchange their Series A Preferred Stock for (x) Price Legacy Common Stock at the exchange ratio of one share of Series A Preferred Stock for 1.05 shares of Price Legacy Common Stock (after giving effect to the Reverse Stock Split) and/or (y) the newly created 6.82% Series 1 Cumulative Redeemable Preferred Stock of Price Legacy ("Series 1 Preferred Stock") at the exchange ratio of one share of Series A Preferred Stock for one share of Series 1 Preferred Stock (the "Series A Exchange Offer"), and (iii) the exchange of all of the issued and outstanding 9% Series B Junior Convertible Preferred Stock of Price Legacy (the "Series B Preferred Stock") for Price Legacy Common Stock at the exchange ratio of one share of Series B Preferred Stock for 0.3475 of a share of Price Legacy Common Stock (after giving effect to the Reverse Stock Split) (the "Series B Exchange Transactions").

     The terms and conditions of the Recapitalization are described in further detail in publicly available filings made by Price Legacy with the SEC, including in definitive proxy materials filed by Price Legacy with the SEC prior to the Recapitalization and the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, which was filed by Price Legacy with the SEC on March 15, 2004 (the "2003 10-K").

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CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 4 OF 11 PAGES


     Also on March 12, 2004, but prior to the Recapitalization, Price Legacy issued a stock dividend on the Series B Preferred Stock equal to the accrued and unpaid dividends on the Series B Preferred Stock as of the date of Recapitalization. Pursuant to such stock dividend, the Price Group received 34,005 shares of Series B Preferred Stock. Prior to such stock dividend, the Price Group held 2,062,257 shares of Series B Preferred Stock.

     In connection with the Recapitalization, (i) the Price Group exchanged all 2,096,262 shares of Series B Preferred Stock held by the Price Group as of the time of the Recapitalization for an aggregate of 728,451 shares of Price Legacy Common Stock pursuant to the terms of the Series B Exchange Transactions, (ii) all 1,024,000 shares of Series A Preferred Stock that may have been deemed to have been beneficially owned by the Price Group as of the time of the Recapitalization were exchanged for an aggregate of 1,075,200 shares of Price Legacy Common Stock, and (iii) all 11,201,710 other shares of Series A Preferred Stock(2) that may have been deemed to have been beneficially owned by any of the Managers as of the time of the Recapitalization were exchanged for an aggregate of 11,761,184 shares of Price Legacy Common Stock and 570 shares of Series 1 Preferred Stock pursuant to the terms of the Series A Exchange Offer. In addition, as a result of the Reverse Stock Split, the 5,450,175 issued and outstanding shares of Price Legacy Common Stock and the warrants to acquire 233,679 shares of Price Legacy Common Stock, in each case, held by the Price Group immediately prior to the Recapitalization became, respectively, 1,362,543 issued and outstanding shares of Price Legacy Common Stock and warrants to acquire 58,420 shares of Price Legacy Common Stock.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

   (a)-(b) After giving effect to the Recapitalization, the Price Group presently beneficially owns, in the aggregate, the equivalent of 3,224,614 shares of Price Legacy Common Stock, which represent approximately 8.9% of the outstanding Price Legacy Common Stock.(3) These 3,224,614 shares consist of 3,166,194 issued and outstanding shares of Price Legacy Common Stock and warrants to acquire 58,420 shares of Price Legacy Common Stock. Of these 3,224,614 shares, the Price Group has sole voting and dispositive power over all of them and shared voting and dispositive power over none.

               The Managers presently may be deemed to beneficially own, in the aggregate, the equivalent of 15,255,889 shares of Price Legacy Common Stock, which represent approximately 42.0% of the outstanding Price Legacy Common Stock. The beneficial ownership of shares of Price Legacy Common Stock by each of the Managers is as follows:(4)


-----------------------
     2   These 11,201,710 shares exclude the 1,024,000 shares of Series A
Preferred Stock that may have been deemed to have been beneficially owned by the Price Group as of the time of the Recapitalization.

     3 All calculations of percentage ownership in this Schedule 13D are based on (i) approximately 36,278,344 shares of Price Legacy Common Stock estimated to be issued and outstanding as of March 12, 2004 (after giving effect to the Recapitalization), as reported in the 2003 10-K, plus (ii) 58,420 shares of Price Legacy Common Stock issuable upon exercise of the Warrants, plus (iii) the shares of Price Legacy Common Stock issuable upon exercise of any other warrants or stock options (if any) that may be deemed to be beneficially owned by the person(s) whose percentage ownership is being calculated.

     4   Shares of Price Legacy Common Stock disclosed for each of the Managers include shares that may be deemed to be beneficially owned by more than one person. In particular, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan all include (i) 2,045,152 shares held by the Price Family Charitable Fund, a private foundation ("PFCF") and entity for which each of them serves as a director and/or officer, (ii) 1,522,500 shares held by San Diego Revitalization Corp., a California nonprofit ("SDRC") and entity for which each of them serves as a director and/or officer, and (iii) the 3,224,614 shares (including warrants to acquire 58,420 shares) held by the Price Group.

         Disclosure of shares with respect to any of the Managers should not be construed as an admission of beneficial ownership of such shares.

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CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 5 OF 11 PAGES


               Mr. S. Price presently may be deemed to beneficially own the equivalent of 11,272,801 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares), which represent approximately 31.0% of the outstanding Price Legacy Common Stock, 4,480,535 shares over which he may be deemed to have sole voting and dispositive power and 6,792,266 shares over which he may be deemed to have shared voting and dispositive power.

               Mr. R. Price presently may be deemed to beneficially own the equivalent of 10,351,944 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares), which represent approximately 28.4% of the outstanding Price Legacy Common Stock, 3,769 shares over which he may be deemed to have sole voting and dispositive power and 10,348,175 shares over which he may be deemed to have shared voting and dispositive power.

               Mr. Cahill presently may be deemed to beneficially own the equivalent of 7,019,868 shares of Price Legacy Common Stock, which represent approximately 19.3% of the outstanding Price Legacy Common Stock (including warrants to acquire 58,420 shares and options exercisable for 5,000 shares), 126,392 shares over which he may be deemed to have sole voting and dispositive power and 6,893,476 shares over which he may be deemed to have shared voting and dispositive power.

               Mr. McGrory presently may be deemed to beneficially own the equivalent of 6,818,829 shares of Price Legacy Common Stock, which represent approximately 18.8% of the outstanding Price Legacy Common Stock (including warrants to acquire 58,420 shares and options exercisable for 7,250 shares), 26,563 shares over which he may be deemed to have sole voting and dispositive power and 6,792,266 shares over which he may be deemed to have shared voting and dispositive power.

               Mr. Galinson presently may be deemed to beneficially own the equivalent of 6,948,911 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares and options exercisable for 5,000 shares), which represent approximately 19.1% of the outstanding Price Legacy Common Stock, 5,000 shares over which he may be deemed to have sole voting and dispositive power and 6,943,911 shares over which he may be deemed to have shared voting and dispositive power.

               Mr. Satz presently may be deemed to beneficially own the equivalent of 6,804,866 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares), which represent approximately 18.7% of the outstanding Price Legacy Common Stock, 12,600 shares over which he may be deemed to have sole voting and dispositive power and 6,792,266 shares over which he may be deemed to have shared voting and dispositive power.

               Ms. Hillan presently may be deemed to beneficially own the equivalent of 6,792,266 shares of Price Legacy Common Stock (including warrants to acquire 58,420 shares), which represent approximately 18.6% of the outstanding Price Legacy Common Stock, no shares over which she may be deemed to have sole voting and dispositive power and 6,792,266 shares over which she may be deemed to have shared voting and dispositive power.

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 6 OF 11 PAGES


          Except as set forth below, to the extent that any of the Managers may be deemed to share the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the Managers. The exceptions are as follows:

               Mr. R. Price and Ms. A. Price may be deemed to share voting and dispositive power over 40,483 shares with Sarah Price and 40,483 shares with Rebecca Price. Ms. S. Price is a student, and Ms. R. Price is self-employed.

               Mr. Cahill may be deemed to share voting and dispositive power over 38,820 shares with Ben Price, 44,333 shares with Jonas Price, and 13,122 shares with each of Elliot Feuerstein and Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feuerstein is a property manager. Mr. Spring is an attorney.

               Mr. Galinson may be deemed to share voting and/or dispositive power over 151,645 shares with his wife Elaine Galinson and/or one or more third parties. The reporting person presently does not have Item 2 information for such third parties.

               The principal business address of each of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, and Ms. Galinson is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feuerstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

               None of Ms. H. Price, Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feuerstein, and Mr. Spring has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

               Each of Ms. S. Price, Ms. R. Price, Mr. B. Price, Mr. J. Price, Ms. Galinson, Mr. Feuerstein, and Mr. Spring is a citizen of the United States of America.

          The information set forth in Item 2 above is incorporated herein in its entirety in response to this Item 5(b).

          Except for Price Legacy securities that are directly owned by the Price Group, the Price Group disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by PFCF, SDRC or any of the Managers. Each of the Managers disclaims beneficial ownership of all Price Legacy securities that may be deemed to be beneficially owned by the Price Group, PFCF, SDRC, or any other Manager.

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 7 OF 11 PAGES


       (c) The information set forth in Item 3 above is incorporated herein in its entirety in response to this Item 5(c). The information set forth in Item 6 below is incorporated herein in its entirety in response to this Item 5(c).

   (d)-(e)     Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended to add the following information:

     As disclosed previously in the Original 13D, the Series B Preferred Stock held by the Price Group, as well as certain warrants held by the Price Group for the purchase of Price Legacy Common Stock (the "Warrants"), are subject to a Registration Rights Agreement, dated as of September 18, 2001 (the "Registration Rights Agreement"), among the Price Group, Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), certain affiliates of WPEP (such affiliates, together with WPEP, being, collectively, "Warburg Pincus"), and Price Enterprises, Inc., formerly a Maryland corporation and a predecessor-in-interest of Price Legacy, pursuant to which, among other things, Price Legacy granted certain registration rights with respect to the Price Legacy Common Stock issuable upon conversion of the Series B Preferred Stock held by the Price Group or exercise of the Warrants. The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which has been incorporated by reference into this Schedule 13D as Exhibit 4 hereto and which is hereby incorporated herein in its entirety in response to this Item 6.

     In connection with the Recapitalization, the Price Group, The 520 Group, LLC, a California limited liability company (the "520 Group"), and Price Legacy entered into an Amended and Restated Registration Rights Agreement, dated as of March 11, 2004 (the "Amended Registration Rights Agreement"), which amended and restated the Registration Rights Agreement to substitute the 520 Group for Warburg Pincus as a party thereto. The registration rights granted under the Amended Registration Rights Agreement apply to, among other things, (i) the Price Legacy Common Stock issued to the Price Group pursuant to the Series B Exchange Transactions and (ii) the Price Legacy Common Stock issuable to the Price Group upon exercise of the Warrants. The foregoing description of the Amended Registration Rights Agreement is qualified in its entirety by reference to the Amended Registration Rights Agreement, which has been incorporated by reference into this Schedule 13D as Exhibit 12 hereto and which is hereby incorporated herein in its entirety in response to this Item 6.

     With respect to Mr. S. Price and Ms. H. Price, the information set forth in
     Item 6 of the Schedule 13D relating to Price Legacy Common Stock, filed by Mr. S. Price with the SEC on or around March 19, 2004, and such other information set forth in Item 6 of any amendment thereto filed with the SEC from time to time, are hereby incorporated herein by reference in its entirety in response to this Item 6.

     With respect to Mr. R. Price and Ms. A. Price, the information set forth in
     Item 6 of the Schedule 13D relating to Price Legacy Common Stock, filed by Mr. R. Price with the SEC on or around March 19, 2004, and such other information set forth in Item 6 of any amendment thereto filed with the SEC from time to time, are hereby incorporated herein by reference in its entirety in response to this Item 6.

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 8 OF 11 PAGES


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended to add the following information:

      Exhibit No.                     Description of Exhibit
      -----------                     ----------------------

          12 Amended and Restated Registration Rights Agreement, dated as of March 11, 2004, among The 520 Group, LLC, The Price Group LLC, and Price Legacy Corporation (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, filed by Price Legacy Corporation with the SEC on March 15, 2004).

CUSIP NO. 74144P502              SCHEDULE 13D/A               PAGE 9 OF 11 PAGES


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  March 19, 2004


                                        THE PRICE GROUP LLC


                                        /s/ James F. Cahill
                                        ----------------------------------------
                                        By:     James F. Cahill
                                        Title:  Manager

CUSIP NO. 74144P502              SCHEDULE 13D/A              PAGE 10 OF 11 PAGES


                                  EXHIBIT INDEX


      Exhibit No.                     Description of Exhibit
      -----------                     ----------------------

          1 Agreement and Plan of Merger, dated as of March 21, 2001, among Price Enterprises, Inc., PEI Merger Sub, Inc., and Excel Legacy Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Price Enterprises, Inc. with the SEC on March 23, 2001).

          2 Conversion Agreement, dated as of April 12, 2001, among Price Enterprises, Inc., The Sol and Helen Price Trust, Excel Legacy Corporation, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to
                        Exhibit 10.2 to the Quarterly Report on Form 10-Q/A filed by Price Enterprises, Inc. with the SEC on May 24,
                        2001).

          3 Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Price Enterprises, Inc. with the SEC on March 23, 2001).

          4 Registration Rights Agreement, dated as of September 18, 2001, among The Price Group LLC, Price Enterprises, Inc., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Price Legacy Corporation with the SEC on September 19, 2001).

          5 Purchase Agreement, dated as of September 9, 2003, by and among The Price Group LLC, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V., and Warburg, Pincus Netherlands Equity Partners III, C.V. (incorporated by reference to
                        Exhibit 5 to Amendment No. 2 to Schedule 13D filed by The Price Group LLC on September 11, 2003).

          6 Letter Agreement, dated as of September 9, 2003, by and between The Price Group LLC and Price Legacy Corporation (incorporated by reference to Exhibit 6 to Amendment No. 2 to Schedule 13D filed by The Price Group LLC on September 11, 2003).

          7 Press Release issued by Price Legacy Corporation on September 22, 2003 (incorporated by reference to Exhibit
                        99.1 to the Current Report on Form 8-K filed by Price Legacy Corporation with the SEC on September 23, 2003).

          8 Agreement to Assign Purchase Agreement, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to
                        Exhibit 1 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

          9 Assignment, dated as of December 18, 2003, by and between The Price Group LLC and The 520 Group, LLC (incorporated by reference to Exhibit 2 to the Schedule 13D filed by The 520 Group, LLC with the SEC on December 29, 2003).

CUSIP NO. 74144P502              SCHEDULE 13D/A              PAGE 11 OF 11 PAGES


          10 Promissory Note, in the principal amount of $31,000,000, executed and delivered as of January 2, 2004, by The 520 Group, LLC in favor of The Price Group LLC (incorporated by reference to Exhibit 3 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).

          11 Pledge and Security Agreement, dated as of January 2, 2004, by and between The 520 Group, LLC and The Price Group LLC (incorporated by reference to Exhibit 6 to Amendment No. 1 to Schedule 13D filed by The 520 Group, LLC with the SEC on January 8, 2004).

          12 Amended and Restated Registration Rights Agreement, dated as of March 11, 2004, by and among The 520 Group, LLC, The Price Group LLC, and Price Legacy Corporation (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003, filed by Price Legacy Corporation with the SEC on March 15, 2004).